UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number: 001-34784

AutoNavi Holdings Limited

16/F, Section A, Focus Square

No 6. Futong East Avenue, Wangjing

Chaoyang District, Beijing 100102

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoNavi Holdings Limited

By:	/s/ Catherine Qin Zhang
Name:	Catherine Qin Zhang
Title:	Chief Financial Officer

Date: February 28, 2013

2

Exhibit Index

Exhibit 99.1—Press Release

3

Exhibit 99.1

AutoNavi Holdings Limited Reports Fourth Quarter and Fiscal Year 2012 Results

BEIJING, Feb. 27, 2013 — AutoNavi Holdings Limited (“AutoNavi” or the “Company”) (Nasdaq: AMAP), a leading provider of digital map content and navigation and location-based solutions in China, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2012.

Fiscal Year 2012 Operational Highlights

•

As of the end of fiscal year 2012, AutoNavi’s free mobile map application had a total of 98 million users and more than 49 million monthly active users. This compares to a total of 40 million users and over 20 million monthly active users at the end of fiscal year 2011, and a total of 85 million users and more than 45 million monthly active users at the end of the third quarter of 2012.

Fourth Quarter 2012 Financial Highlights

•	Net revenues in the fourth quarter of 2012 were $43.6 million, an increase of 25.7% year-over-year.

•	Gross profit in the fourth quarter of 2012 was $30.8 million, an increase of 22.0% year-over-year.

•

Operating income in the fourth quarter of 2012 was $8.8 million, an increase of 12.5% year-over-year. Non-GAAP operating income in the fourth quarter of 2012 was $11.1 million, an increase of 5.5 % year-over-year.

•	Net income attributable to AutoNavi shareholders was $8.7 million in the fourth quarter of 2012, an increase of

22.8% year-over-year. Non-GAAP net income attributable to AutoNavi shareholders was $11.0 million in the fourth quarter of 2012, an increase of 12.5% year-over-year.

Fiscal Year 2012 Financial Highlights

•	Net revenues in fiscal year 2012 were $159.7 million, an increase of 25.8% year-over-year.

•	Gross profit in fiscal year 2012 was $116.7 million, an increase of 26.9% year-over-year.

•	Operating income in fiscal year 2012 was $38.9 million, an increase of 5.7% year-over-year. Non-GAAP operating income in fiscal year 2012 was $51.5 million, an increase of 21.9% year-over-year.

•

Net income attributable to AutoNavi shareholders was $36.5 million in fiscal year 2012, flat year-over-year. Non-GAAP net income attributable to AutoNavi shareholders was $49.0 million in fiscal year of 2012, an increase of 19.9% year-over-year.

“2012 was an encouraging year for AutoNavi,” said Mr. Congwu Cheng, the Company’s chief executive officer. “Our mobile map and mobile navigation applications both achieved the leading market positions in their respective categories in what continues to be a competitive LBS market. We also made exciting progress with our strategic partners, which include Internet companies, mobile device makers, telecom operators, and vertical content service providers. These partners have helped raise our company profile while introducing our products to millions of additional users.”

Mr. Cheng continued, “As the market potential and excitement of the LBS market grow, mobile map is emerging as a key delivery platform for engaging consumers and advertisers. In 2013, we will continue to execute on our mobile strategy with further investment to expand the reach of our mobile offerings and deepen user engagement. We are confident that our strategic planning capabilities, early-mover advantage and well-recognized brand will continue to help us evolve ahead of the market, leading to increased market share and the realization of our long-term growth objectives.”

Fourth Quarter 2012 Results

Revenues

Total net revenues in the fourth quarter of 2012 were $43.6 million, an increase of 25.7% year-over-year from $34.7 million in the fourth quarter of 2011, and an increase of 8.4% from $40.2 million in the third quarter of 2012.

Automotive Navigation

Net revenues from the automotive navigation market in the fourth quarter of 2012 were $21.6 million, a decrease of 1.9%

year-over-year and 9.8% from the previous quarter. The sequential decrease was largely attributable to a decrease in the number of copies of digital map data licensed for use with in-dash navigation systems, which is directly linked to the number of vehicles sold in China that are equipped with these systems.

Mobile and Internet Location-based Solutions

The mobile and Internet location-based solutions business in the fourth quarter of 2012 achieved $15.5 million in net revenues, representing an increase of 63.4% year-over-year and 39.2% over the previous quarter. The increases were primarily due to the growth in revenues derived from the pre-installation of the Company’s navigation solutions on mobile phones and Internet-based map API solutions.

Public Sector and Enterprise Applications

Net revenues from the public sector and enterprise applications market in the fourth quarter of 2012 were $5.8 million, an increase of 110.1% year-over-year and 32.6% from the previous quarter. The year-over-year increase was largely attributable to certain new aerial photogrammetry, 3-D modeling application and map data licensing contracts entered this year. The sequential increase was mainly due to the better progress of 3-D modeling applications contracts in the fourth quarter.

Cost of Revenues

Cost of revenues in the fourth quarter of 2012 was $12.8 million, representing an increase of 35.5% year-over-year and 12.0% sequentially. The year-over-year increase was mainly due to outsourced data production and software development costs, aerial photogrammetry-related costs in connection with the new aerial photogrammetry contracts entered this year, and a general annual increase in salary and welfare benefits for employees directly involved in data collection and processing. The sequential increase was largely attributable to a rise in outsourced data production and software development costs.

Operating Expenses

Total operating expenses in the fourth quarter of 2012 were $22.6 million, an increase of 28.7% year-over-year and 13.1% from the previous quarter. Non-GAAP operating expenses, which exclude share-based compensation expenses, were $20.5 million, an increase of 36.8% year-over-year and 18.5% sequentially.

Research and development (“R&D”) expenses increased 34.7% year-over-year and 8.9% sequentially to $10.1 million. The increases were primarily due to higher salary and benefit expenses resulting from an increase in the number of R&D staff. Non-GAAP R&D expenses, which exclude share-based compensation expenses, increased 52.3% year-over-year and 15.6% sequentially to $9.4 million.

Selling and marketing expenses increased 20.2% year-over-year and 20.1% sequentially to $7.1 million. The year-over-year increase was primarily due to higher salary and benefit expenses resulting from increased sales headcount, increased office rental expenses and travel expenses, and higher promotion and marketing expenses for brand awareness and product promotion activities. The sequential increase was mainly attributable to higher promotion and marketing expenses and to travel expenses. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased 27.0% year-over-year and 24.6% sequentially to $6.3 million.

General and administrative expenses increased 30.5% year-over-year and 12.5% sequentially to $5.4 million. The year-over-year increase was primarily due to a general annual increase in salary and welfare benefits, higher share-based compensation expenses and allowance for doubtful accounts provided in the fourth quarter of 2012.

The sequential increase was mainly due to allowance for doubtful accounts provided in the fourth quarter. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased 24.4% year-over-year and 16.8% sequentially to $4.7 million.

Net Income Attributable to AutoNavi Shareholders

Net income attributable to AutoNavi shareholders increased 22.8% year-over-year and a decrease of 13.8% sequentially to $8.7 million in the fourth quarter of 2012. Diluted net income per American depositary share (“ADS”) attributable to AutoNavi shareholders for the fourth quarter of 2012 was $0.18, as compared to $0.14 from a year ago. One ADS represents four ordinary shares.

Non-GAAP net income attributable to AutoNavi shareholders, which excludes share-based compensation expenses, was $11.0 million in the fourth quarter of 2012, an increase of 12.5% year-over-year and a decrease of 13.8% sequentially. Diluted non-GAAP net income per ADS attributable to AutoNavi shareholders for the fourth quarter of 2012 was $0.22, as compared to $0.19 from a year ago.

Fiscal Year 2012 Results

Revenues

Total net revenues in fiscal year 2012 were $159.7 million, an increase of 25.8% from $127.0 million in fiscal year 2011.

Automotive Navigation

Net revenues from the automotive navigation market in fiscal year 2012 were $92.1 million, an increase of 7.3% from fiscal year 2011. The increase was primarily due to an increase in the number of copies of digital map data licensed for use with in-dash navigation systems, which is directly linked to the number of vehicles sold in China that are equipped with these systems.

Mobile and Internet Location-based Solutions

The mobile and Internet location-based solutions business in fiscal year 2012 achieved $47.6 million in net revenues, representing an increase of 73.5% from fiscal year 2011. The increase was primarily due to the growth in revenues derived from the pre-installation of the Company’s navigation solutions on mobile phones and Internet-based map API solutions.

Public Sector and Enterprise Applications

Net revenues from the public sector and enterprise applications market in fiscal year 2012 were $17.7 million, an increase of 44.1% from fiscal year 2011. The increase was largely attributable to an increased number of new aerial photogrammetry, 3-D modeling application and map data licensing contracts entered in 2012.

Cost of Revenues

Cost of revenues in fiscal year 2012 was $43.0 million, representing an increase of 22.8% from fiscal year 2011. The increase was mainly due to aerial photogrammetry-related costs in connection with the new large aerial photogrammetry contracts entered this year, outsourced data production and software development costs, and a general annual increase in salary and welfare for employees directly involved in data collection and processing.

Operating Expenses

Total operating expenses in fiscal year 2012 were $80.9 million, an increase of 46.3% from fiscal year 2011. Non-GAAP operating expenses, which exclude share-based compensation expenses, were $68.5 million, an increase of 36.7% from fiscal year 2011.

Research and development (“R&D”) expenses increased 50.0% from fiscal year 2011 to $35.6 million. The increase was primarily due to higher salary and benefit expenses, a result of an increase in the number of R&D staff, higher share-based compensation expenses and outsourced development costs. Non-GAAP R&D expenses, which exclude share-based compensation expenses, increased 49.6% from fiscal year 2011 to $31.8 million.

Selling and marketing expenses increased 51.9% from fiscal year 2011 to $25.0 million. The increase was primarily due to higher salary and benefit expenses resulting from increased sales headcount, higher share-based compensation expenses, the increase of promotion and marketing expenses, office facility rental expenses and travel expenses. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased 37.9% from fiscal year 2011 to $20.3 million.

General and administrative expenses increased 34.5% from fiscal year 2011 to $20.3 million. The increase was primarily due to a general annual increase in salary and welfare, higher share-based compensation expenses and allowance for doubtful accounts provided in fiscal year 2012. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased 16.2% from fiscal year 2011 to $16.4 million.

Net Income Attributable to AutoNavi Shareholders

Net income attributable to AutoNavi shareholders was $36.5 million in fiscal year 2012, flat from fiscal year 2011. Diluted net income per American depositary share (“ADS”) attributable to AutoNavi shareholders for the fiscal year 2012 was $0.73, flat with $0.73 from a year ago. One ADS represents four ordinary shares.

Non-GAAP net income attributable to AutoNavi shareholders, which excludes share-based compensation expenses, was $49.0 million in fiscal year 2012, an increase of 19.9% from fiscal year 2011. Diluted non-GAAP net income per ADS attributable to AutoNavi shareholders for the fiscal year 2012 was $0.98, as compared to $0.81 from a year ago.

Cash and Term Deposits Balance

As of December 31, 2012, the Company had $216.2 million in cash and cash equivalents and term deposits.

Business Outlook

The Company estimates its full year 2013 net revenues will be in the range of $168 million to $176 million, representing an increase of approximately 5% to 10 % over fiscal year 2012.

Share Repurchase Program Update

AutoNavi announced a share repurchase plan on February 28, 2012, pursuant to which the Company is authorized by its board of directors but not obligated to repurchase up to $50 million worth of its ADSs until February 26, 2013. As of February 26, 2013, the Company has repurchased a total of 2,536,647 ADSs, representing 10,146,588 ordinary shares, with a total consideration of approximately $29.2 million at a price range of $10.03 to $12.57 per ADS, including brokerage commissions.

Conference Call Information

AutoNavi’s management will hold an earnings conference call at 8:00 a.m. Eastern Time on February 27, 2013 (9:00 p.m. Beijing/Hong Kong time on February 27, 2013).

The dial-in numbers and passcode for the conference call are as follows:

U.S. Toll Free:	+1-866-519-4004

International:	+65-6723-9381

Hong Kong:	+852-2475-0994

United Kingdom:	+44-203-059-8139

Passcode:	AutoNavi

A replay of the conference call may be accessed by phone at the following number until March 7, 2013:

U.S. Toll Free:	+1-855-452-5696

International:	+61-2-8199-0299

Passcode:	96078460

Additionally, an archived web-cast of this call will be available on the Investor Relations section of AutoNavi’s website at http://ir.autonavi.com.

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (Nasdaq: AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 3.6 million kilometers of roadway and over 20 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users, including automotive navigation solutions, mobile location-based solutions and Internet location-based solutions, and public sector and enterprise applications. For more information on AutoNavi, please visit http://www.autonavi.com.

Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this press release, as well as AutoNavi’s strategic and operational plans, contain forward-looking statements. AutoNavi may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AutoNavi’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: AutoNavi’s ability to adequately maintain and update its digital map database and minimize errors in its solutions; its current reliance on the automotive navigation market and a small number of customers for a substantial portion of its revenues; the project-based nature of its public sector and enterprise applications business; its limited operating history in the mobile/Internet location-based solutions markets; compliance with a complex set of laws, rules and regulations governing its surveying and mapping and other businesses in China; competition in the navigation and location-based solutions businesses in China; and its ability to manage its growth effectively and efficiently. Further information regarding these and other risks is included in AutoNavi’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and AutoNavi undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement AutoNavi’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), AutoNavi uses in this press release the following non-GAAP financial measures: (1) non-GAAP operating expenses, (2) non-GAAP R&D expenses, (3) non-GAAP selling and marketing expenses, (4) non-GAAP general and administrative expenses, (5) non-GAAP operating income, (6) non-GAAP net income attributable to AutoNavi shareholders, and (7) non-GAAP diluted net income per ADS attributable to AutoNavi shareholders, which are adjusted from results based on GAAP to exclude the impact of certain items, particularly share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

AutoNavi believes that these non-GAAP financial measures facilitate investors’ and management’s comparisons to AutoNavi’s historical performance and assist management’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expenses are recurring expenses that will continue to exist in AutoNavi’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table has more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures to provide investors with context as to how the adjustments impact the GAAP amounts.

For investor and media inquiries please contact:

In China:

Serena Shi

AutoNavi Holdings Limited

Tel: +86-10-8410-7883

E-mail: serena.shi@autonavi.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

E-mail: amap@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

E-mail: amap@ogilvy.com

AUTONAVI HOLDINGS LIMITED

Consolidated Balance Sheet (unaudited)

(In thousands of U.S. dollars)

	December 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	151,543	199,696
Restricted cash	835	—
Term deposits	64,686	—
Accounts receivable, net of allowance for doubtful accounts of $1,859 and $823 as of December 31, 2012 and December 31, 2011, respectively	45,985	36,273
Due from related parties, trading	4,749	1,056
Due from related parties, non-trading	3	221
Prepaid expense and other current assets	7,840	5,725
Deferred tax assets-current	1,838	1,355

Total current assets	277,479	244,326

Properties and equipment, net	47,120	49,245
Equity method investments	4,164	4,442
Prepaid consideration in connection with equity investment	—	183
Acquired intangible assets, net	5,004	6,855
Goodwill	8,837	8,747
Deferred tax assets-non-current	150	224
Other long term assets	373	445
Prepayment for acquisition of property	8,677	—

TOTAL ASSETS	351,804	314,467

Liabilities
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $2,124 and $2,358 as of December 31, 2012 and December 31, 2011, respectively)	2,124	2,364
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $13,907 and $5,567 as of December 31, 2012 and December 31, 2011, respectively)	14,630	7,328
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $26,230 and $23,944 as of December 31, 2012 and December 31, 2011, respectively)	29,613	26,071
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $10,082 and $7,394 as of December 31, 2012 and December 31, 2011, respectively)	10,417	7,481

Total current liabilities	56,784	43,244

Non-current liabilities
Deferred tax liability-non-current (including deferred tax liability of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $862 and $1,191 as of December 31, 2012 and December 31, 2011, respectively)	966	1,345

Total liabilities	57,750	44,589

Equity
Ordinary shares	19	19
Additional paid-in capital	189,373	175,726
Treasury stock	(29,164)	—
Statutory reserve	11,668	9,363
Retained earnings	95,715	61,517
Accumulated other comprehensive income	20,546	18,262

Total AutoNavi Holdings Limited shareholders’ equity	288,157	264,887

Noncontrolling interest	5,897	4,991
Total equity	294,054	269,878

TOTAL LIABILITIES AND EQUITY	351,804	314,467

AUTONAVI HOLDINGS LIMITED

Consolidated Statements of Comprehensive Income (unaudited)

(In thousands of U.S. dollars, except share and per share data)

	For the three months ended			For the year ended
	December 31, 2012	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2011
Revenue	44,527	35,547	40,903	163,241	129,749
Business tax	(919)	(851)	(683)	(3,548)	(2,789)

Net revenues	43,608	34,696	40,220	159,693	126,960
Cost of revenues	(12,771)	(9,422)	(11,406)	(43,019)	(35,021)

Gross profit	30,837	25,274	28,814	116,674	91,939

Operating expenses:
Research and development	(10,077)	(7,481)	(9,251)	(35,581)	(23,720)
Selling and marketing	(7,112)	(5,919)	(5,920)	(24,958)	(16,428)
General and administrative	(5,448)	(4,175)	(4,842)	(20,322)	(15,114)
Impairment of intangible assets	—	(19)	—	—	(19)

Total operating expenses	(22,637)	(17,594)	(20,013)	(80,861)	(55,281)
Government subsidies	597	141	1,742	3,111	163

Operating income	8,797	7,821	10,543	38,924	36,821

Gain on re-measurement of fair value of the equity method investment	—	—	—	—	995
Interest income	1,707	1,383	1,570	6,456	5,226
Change in fair value of forward contract	—	—	—	—	2,465
Foreign exchange gains/(loss)	377	500	545	454	(1,579)
Other Income	201	47	47	342	188

Income before income taxes and share of net loss of equity method investments	11,082	9,751	12,705	46,176	44,116
Income tax expense	(1,792)	(1,382)	(2,133)	(7,214)	(5,086)
Share of net loss of equity method investments	(248)	(718)	(29)	(778)	(653)

Net income	9,042	7,651	10,543	38,184	38,377
Less: Net income attributable to noncontrolling interest	352	575	463	1,676	1,842

Net income attributable to AutoNavi Holdings Limited shareholders	8,690	7,076	10,080	36,508	36,535

Net income per ordinary share attributable to AutoNavi Holdings Limited shareholders
Basic	0.05	0.04	0.05	0.19	0.19
Diluted	0.04	0.04	0.05	0.18	0.18

Weighted average number of shares used in calculating net income per ordinary share
Basic	188,136,499	191,236,355	191,292,003	190,853,540	190,132,407
Diluted	198,054,969	200,900,042	201,738,628	201,168,386	201,230,735

Other comprehensive income, net of tax
Foreign currency translation adjustment	1,867	2,216	2,286	2,338	7,013

Comprehensive income	10,909	9,867	12,829	40,522	45,390
Less: comprehensive income attributable to noncontrolling interest	402	640	522	1,730	2,042

Comprehensive income attributable to AutoNavi Holdings Limited shareholders	10,507	9,227	12,307	38,792	43,348

AUTONAVI HOLDINGS LIMITED

Reconciliation of non-GAAP measures to most directly comparable GAAP measures (unaudited)

(In thousands of U.S. dollars, except per ADS data)

	For the three months ended			For the year ended
	December 31, 2012	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2011
Total operating expenses	22,637	17,594	20,013	80,861	55,281
Share-based compensation	(2,180)	(2,620)	(2,750)	(12,315)	(5,130)
Impairment of intangible assets	—	(19)	—	—	(19)
Non-GAAP total operating expenses	20,457	14,955	17,263	68,546	50,132

R&D expenses	10,077	7,481	9,251	35,581	23,720
Share-based compensation	(644)	(1,286)	(1,088)	(3,785)	(2,464)
Non-GAAP R&D expenses	9,433	6,195	8,163	31,796	21,256

Selling and marketing expenses	7,112	5,919	5,920	24,958	16,428
Share-based compensation	(828)	(970)	(877)	(4,651)	(1,705)
Non-GAAP selling and marketing expenses	6,284	4,949	5,043	20,307	14,723

General and administrative expenses	5,448	4,175	4,842	20,322	15,114
Share-based compensation	(708)	(364)	(785)	(3,879)	(961)
Non-GAAP general and administrative expenses	4,740	3,811	4,057	16,443	14,153

Operating income	8,797	7,821	10,543	38,924	36,821
Share-based compensation	2,316	2,691	2,684	12,536	5,362
Impairment of intangible assets	—	19	—	—	19
Non-GAAP operating income	11,113	10,531	13,227	51,460	42,202

Net income attributable to AutoNavi Holdings Limited shareholders	8,690	7,076	10,080	36,508	36,535
Share-based compensation	2,316	2,691	2,684	12,536	5,362
Impairment of intangible assets	—	19	—	—	19
Gain on re-measurement of fair value of the equity method investment	—	—	—	—	(995)
Non-GAAP net income attributable to AutoNavi Holdings Limited shareholders	11,006	9,786	12,764	49,044	40,921

	For the three months ended December 31, 2012			For the year ended December 31, 2012
	GAAP	Adjustments	Non-GAAP(a)	GAAP	Adjustments	Non-GAAP(a)
Diluted net income per ADS attributable to AutoNavi Holdings Limited shareholders	0.18	0.04	0.22	0.73	0.25	0.98

(a)	Non-GAAP diluted net income per ADS attributable to AutoNavi Holdings Limited shareholders is computed by dividing non-GAAP net income attributable to AutoNavi Holdings Limited shareholders by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted net income per ordinary share attributable to AutoNavi Holdings Limited shareholders (after adjusting for the ADS to ordinary share ratio).